UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 20, 2010

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:
A press release dated July 19, 2010 regarding a loan granted to Financell B.V., Turkcell’s wholly-owned subsidiary, and a press release dated July 19, 2010 regarding Turkcell’s bid for the Libyan fixed and mobile telecommunications services license.

July 19, 2010

FINANCELL OBTAINS US$39 MILLION LOAN

Subject: Statement made pursuant to Circular VIII, No:54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Our 100% owned subsidiary Financell B.V, based in the Netherlands, has been granted a loan with Turkcell’s guarantee for the repayment of US$39 million portion of the US$351 million loan previously granted to provide inter-group financing to Astelit, our 55% indirectly owned subsidiary based in Ukraine. The loan has a tenor of 3 years and carries an interest rate of LIBOR + 2.30%.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

July 19, 2010

ANNOUNCEMENT REGARDING THE LICENSE TENDER FOR FIXED AND
MOBILE TELECOMMUNICATIONS SERVICES IN LIBYA

Subject: Statement made pursuant to Circular VIII, No:54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

The Libyan Fixed and Mobile Telecommunications Services license, which we announced in July 2009 that we were interested in, has not been awarded to any of the bidding companies as none of the proposals were deemed satisfactory by the Libyan General Telecommunications Authority.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 20, 2010	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 20, 2010	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations - Division Head